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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
Herbst Gaming, Inc.

HERBST GAMING, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)(unaudited)

	Years Ended December 31, 2001					Nine months ended September 30,
	1996	1997	1998	1999	2000	2000	2001
Income from continuing operations before income taxes(1)	$4,868	$7,074	$7,426	$4,840	$3,338	$7,240	$1,035
Add:
Interest expense	1,559	1,938	2,026	2,216	4,643	1,867	15,237
Interest component of rent expense	158	204	237	271	291	136	136

Earnings available for fixed charges	$6,585	$9,216	$9,689	$7,327	$8,272	$9,243	$16,408

Fixed Charges:
Interest expense	$1,559	$1,938	$2,026	$2,216	$4,643	$1,867	$15,237
Interest capitalized	—	—	—	1,662	3,408	—	—
Interest component of rent expense	158	204	237	271	291	136	136

Total fixed charges	$1,717	$2,142	$2,263	$4,149	$8,342	$2,003	$15,373

Ratio of earnings to fixed charges	3.8x	4.3x	4.3x	1.8x	1.0x	4.6x	1.1x

(1)
Does not include $13,024 extraordinary charges associated with the early retirement of debt.

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EXHIBIT 12.1
Ratio of Earnings to Fixed Charges Herbst Gaming, Inc.
HERBST GAMING, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)(unaudited)